February 13, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention: Lyn Shenk

Re:	Dave & Buster’s Entertainment, Inc. Form 10-K for Fiscal Year Ended January 31, 2016 Filed March 29, 2016 File No. 001-35664

Dear Mr. Shenk:

Dave & Buster’s Entertainment, Inc. (the “Company”), submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 30, 2017, relating to the Form 10-K for the fiscal year ended January 31, 2016 of the Company (File No. 001-35664) (the “Form 10-K”) filed with the Commission on March 29, 2016. For ease of reference, we have repeated the Staff’s comment below in bold and included our response immediately below such comment.

Item 1. Business
Store model generates favorable store economics and strong returns, page 7

1.	Please define “cash-on-cash returns” and how you compute it.

Response: We define and calculate cash-on-cash returns for an individual store as (a) store-level EBITDA for that store, excluding pre-opening expenses, national marketing expense allocation, non-cash charges related to asset disposals, currency transactions and changes in non-cash deferred amusement revenue and ticket liability, divided by (b) our net development costs.

Net development costs include equipment, building, leaseholds and site costs, net of tenant improvement allowances and other landlord payments, excluding pre-opening costs and capitalized interest.

In response to the Staff’s comment, we will include this information about how we define and calculate cash-on-cash returns in our Form 10-K for Fiscal Year Ended January 29, 2017.

Securities and Exchange Commission

February 13, 2017

2.	On page 7 and elsewhere you refer to the non-GAAP measures “Adjusted EBITDA” and “Store-level EBITDA.” Please disclose with equal or greater prominence the comparable GAAP measure to these measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

Response: In response to the Staff’s comment, to the extent that we provide similar disclosures in our Form 10-K for Fiscal Year Ended January 29, 2017, we will include comparable GAAP measures (net income) with equal or greater prominence.

3.	We note your presentation of “store-level EBITDA.” In order to avoid the impression that this is a company-wide measure of profit, please revise to retitle the measure to “store level operating income” or “store level profit.” Additionally, please revise to reconcile this measure to the most comparable GAAP measure which we believe is operating income.

Response: Store-level EBITDA and Store-level EBITDA margin calculations as reported on pages 45 and 51 of the Form 10-K represent the store level contribution to company-wide consolidated EBITDA. We define this measure of store-level EBITDA as consolidated net income (loss), plus interest expense (net), loss on debt retirement, provision (benefit) for income taxes, depreciation and amortization expense, general and administrative expenses and pre-opening costs. Accordingly, Store-level EBITDA is derived from consolidated net income (and EBITDA) and further adjusted as set forth in the definition and reconciliation.

The reconciliations of store-level EBITDA to EBITDA, and in turn EBITDA to net income are provided in accompanying tables on pages 44 and 50 of the Form 10-K. Because these are performance measures, and store-level EBITDA as defined is derived from net income (and EBITDA), we believe the Commission’s guidance requires us to reconcile store-level EBITDA to net income.

In response to the Staff’s comment, we will clarify in our Form 10-K for Fiscal Year Ended January 29, 2017 that Store-level EBITDA, as set forth in these tables, is a consolidated measure.

Management’s Discussion and Analysis
Non-GAAP Financial Measures, page 39

4.	You disclose in this section that “Adjusted EBITDA” provides useful information to investors regarding your capacity to incur and service debt and fund capital expenditures, it is approximately equal to “EBITDA” defined in your credit facility and its presentation is consistent with that reported to your lenders to allow for leverage-based assessments. In this context, it appears “Adjusted EBITDA” represents a liquidity measure. Please additionally reconcile “Adjusted EBITDA” to the comparable GAAP liquidity measure.

Securities and Exchange Commission

February 13, 2017

Response: We present Adjusted EBITDA because we believe it provides useful information to investors, analysts and rating agencies as a performance measure. Accordingly, we reconcile it to net income. We do not present it to investors as a liquidity measure. In response to the Staff’s comment, we will modify the disclosure in our Form 10-K for Fiscal Year Ended January 29, 2017 to eliminate the suggestion that we present Adjusted EBITDA as a liquidity measure. For example, we believe the following disclosure would serve that purpose:

Adjusted EBITDA is presented because we believe that it provides useful information to investors, analysts and rating agencies regarding our operating performance. By reporting Adjusted EBITDA, we provide a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our ongoing store operating performance. Additionally, Adjusted EBITDA is approximately equal to “EBITDA” as defined in our Credit Facility.

***

Securities and Exchange Commission

February 13, 2017

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (214) 904-2217.

Sincerely,

DAVE AND BUSTER’S ENTERTAINMENT, INC.

/s/ Brian A. Jenkins
Name: Brian A. Jenkins
Title: Chief Financial Officer